

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

Mr. Paul K. Ito
Senior Vice President, Chief Financial Officer, Treasurer and Controller
Alexander & Baldwin, Inc.
822 Bishop Street
P.O. Box 3440
Honolulu, Hawaii 96801

> **Re:** **Alexander & Baldwin, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 001-35492**

Dear Mr. Ito:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 67

3. Acquisitions, page 75

1.   In future periodic filings, please revise to disclose how you determine the fair value of assets acquired and liabilities assumed for your acquisitions. Please provide us an example of your proposed disclosure.

14. Share-Based Awards, page 95

2.   Please clarify for us if you determined that your share awards that cliff vest if the total shareholder return meets or exceeds pre-defined levels contain either a market condition or a performance condition. Please reference the authoritative accounting literature management relied upon to make that determination. Further, as applicable, in future periodic filings, please revise your disclosure to include a discussion of how you determine the fair value of market-based awards and/or your accounting policy for forfeitures for time-based and performance-based awards. Please provide us an example of your proposed disclosure. Please refer to ASC 718.

Schedule III, page 111

3.   In future periodic filings, please revise to disclose the aggregate cost for Federal income tax purposes of your real estate. Please refer to Rule 12-28 of Regulation S-X.

Form 10-Q for the period ended March 31, 2014

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

(12) Income Taxes, page 13

4.   We note you recorded a $1.6 million adjustment during the quarter ended March 31, 2014 related to the accounting for deferred intercompany gains triggered by the separation from Matson, Inc. We further note that the separation occurred during 2012. Please tell us the nature of the 2014 adjustment and tell us how you determined that this adjustment relates to 2014.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant